Morgan Stanley Variable Insurance Fund, Inc.

522 Fifth Avenue

New York, New York 10036

CIK: 0001011378

October 18, 2019

Ms. Lisa Larkin

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Morgan Stanley Variable Insurance Fund, Inc. – Request for Withdrawal of a Post-Effective Amendment to the Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (Files Nos. 333-03013 and 811-07607)

Dear Ms. Larkin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley Variable Insurance Fund, Inc. (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Fund’s Registration Statement filed on Form N-1A (File Nos. 333-03013 and 811-07607) relating to Class I shares of the Global Real Estate Portfolio (the “Portfolio”):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
70	10/2/2019	485APOS	0001133228-19-006003

The Fund is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Class I shares of the Portfolio at this time. No Class I shares of the Portfolio have been issued or sold, or will be issued or sold, in connection with the Amendment. This filing relates solely to the Class I shares of the Portfolio. This filing is not intended to amend, supersede or affect any other filings relating to any other classes of the Portfolio or series of the Fund.

The Fund respectfully submits that withdrawal of the Amendment is consistent with the public interest and the protection of investors. If you have any questions, please contact me at (212)296 - 0539.

Thank you,
/s/ Michael J. Key
Michael J. Key
Vice President